September 27, 2007

Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C., 20549

Re:	First Defiance Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 000-26850

Dear Mr. Nolan,

This correspondence is in response to comments presented in your letter dated July 27, 2007 related to your review of the above referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Exhibit 13 – 2006 Annual Report

2006 Financial Highlights, page 1

1.           I confirm that we will exclude the disclosure of non-GAAP earnings per share measurements from future filings.

Management’s Discussion and Analysis

Allowance for Loan Losses, page 16

2.           Eleven of the 23 large credits past due at June 30, 2007 and referred to in our Form 8-K filed on July 16, 2007 were non-performing at December 31, 2006.  The other 12 credits became nonperforming in the first six months of 2007.  We have revised the disclosure included in Management’s Discussion and Analysis included in the Form 10-K for the Fiscal Year Ended December 31, 2006 in Exhibit 1. We will attempt to address pertinent issues in future disclosure of the Allowance for Loan Losses in a manner consistent with Exhibit 1.

3.           The increase in non-performing assets between December 31, 2005 and December 31, 2006 relates primarily to one specific outstanding loan which was non-performing with a balance of $2.7 million at December 31, 2006 and one specific credit which was included in real estate owned at December 31, 2006 in the amount of $1.8 million. These relationships were both current as of December 31, 2005. The $2.7 million non-performing loan was to a chain of health clubs headquartered in Toledo, Ohio. The property that is collateral for this loan is in a highly desirable location in Toledo which we believe has multiple retail uses. A number of factors, including rapid expansion and disputes between business partners caused this relationship to become non-performing. The credit that went into real estate owned was a large in-market investor in multi-family rental units and apartments. The real estate owned included an apartment complex with approximately 30 units and a number of single family and multi-family rental units. The creditor was a well respected local realtor who had not missed any payments who experienced personal problems which caused him to neglect his business. We believe the factors which caused these relationships to be non-performing were unique to those credits and not indicative of weakness elsewhere in the portfolio.

The disclosure on page 17 was intended to give the reader a sense for how much of the non-performing balance related to recently acquired portfolios versus loans that were acquired earlier or originated under First Defiance’s underwriting standards. It was not intended to explain the increase in the non-performing balances. We have redrafted the disclosure relating to non-performing assets as of December 31, 2006 and included it in Exhibit 1. We will attempt to address issues related to non-performing assets in future disclosures in a manner consistent with Exhibit 1.

Non-Interest Income, page 22

4.           Our recently filed Form 10-Q included disclosure of the specific data for our overdraft program. That specific disclosure is replicated in Exhibit 2.

Consolidated Financial Statements

Note 2 – Statement of Accounting Policies

Operating Segments, page 44

5.           Internal management reports are prepared for the Company’s two distinct business units: First Federal Bank of the Midwest and First Insurance and Investments. These management reports are reviewed by the chief operating decision maker monthly. Further, certain revenue and expenses are recorded at the First Defiance Financial Corp. corporate entity. These management reports include monthly balance sheets and income statements. Within the First Federal Bank business unit are banking services and trust and investment services. An income statement of the trust and investment services department is prepared monthly for review by the chief operating decision maker. A separate income statement for First Federal Bank which excludes the results of the trust and investment services department is not prepared as the results of the trust and investment services department are not material to the overall First Federal Bank results for either revenue or net income.

We believe the First Federal Bank and First Insurance and Investments business units meet the definition of an operating segment as defined in paragraph 10 of SFAS 131. We have considered the requirements of paragraph 17 in aggregating these segments as follows:
a.	The nature of products and services: Banking, insurance, investment and trust services are all financial in nature
b.	The nature of the production process: n/a
c.
The type or class of customer for their product and services: We market all of our financial products to the same class of customers. Retail customers (individuals) are the target for checking and savings accounts, certificates of deposit, individual investment products, property and casualty insurance for homes and automobiles and individual life insurance policies. Commercial customers (businesses) are the target for commercial loans, cash management deposit products, commercial property and casualty insurance including various fidelity bond and directors and officers policies in addition to property insurance, group health and life insurance products and trust services including administration of retirement plans.

d.
The methods used to distribute their products or provide their services: Our services are provided through our branch network as well as through our insurance offices and through calling officers, which include both branch managers and insurance agents. Branch personnel, commercial lenders and insurance representatives are all encouraged to cross-sell the full menu of financial services, either directly where permitted, or through a process of referrals. The retail and commercial customers are generally targets of both the banking and insurance segments.

e.
If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities: Both the banking and insurance segments are governed by various regulatory bodies and a number of specific regulations. Certain of these regulations require segregation of our business segments. Certain of these regulations prohibit the payment of commissions or other incentives to personnel who cross-sell services to their customers.

We also monitor the quantitative thresholds of SFAS 131, which are outlined in paragraph 18. For the fiscal year ended December 31, 2006, the reported revenue for First Insurance and Investments was 6.5% of total revenue for First Defiance Financial Corp. Total revenue includes net interest income (before provision for loan losses) plus non-interest income. Net income for First Insurance and Investments for that period was 3.9% of consolidated net income. Total assets of First Insurance and Investments at December 31, 2006 were 0.3% of total assets. As the segment does not meet any of the quantitative thresholds, management does not believe that segment disclosures are required.

We note that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We further acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that First Defiance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be pleased to discuss these responses further if necessary. I can be contacted at (419) 782-5202.

Yours truly,

/s/ John C. Wahl

John C. Wahl
Executive Vice President, Chief
Financial Officer

Exhibit 1

Proposed Revised Disclosure Addressing the Allowance for Loan Losses

Allowance for Loan Losses
The allowance for loan losses represents management’s assessment of the estimated probable credit losses in the loan portfolio at each balance sheet date. Management analyzes the adequacy of the allowance for loan losses regularly through reviews of size, composition and quality of the loan portfolio. Consideration is given to economic conditions, changes in interest rates and the effect of such changes on collateral values and borrower’s ability to pay, changes in the composition of the loan portfolio, and trends in past due and non-performing loan balances. The allowance for loan losses is a material estimate that is susceptible to significant fluctuation and is established through a provision for loan losses based on management’s evaluation of the inherent risk in the loan portfolio. In addition to extensive in-house loan monitoring procedures, the Company utilizes an outside party to conduct an independent loan review of all commercial loan and commercial real estate loan relationships that exceed $250,000 of aggregate exposure. Management utilizes the results of this outside loan review to assess the effectiveness of its internal loan grading system as well as to assist in the assessment of the overall adequacy of the allowance for loan losses associated with these types of loans.

At December 31, 2006, the allowance for loan losses was $13.6 million compared to $13.7 million at December 31, 2005, a reduction of $94,000 or 0.7%. Those balances represented 1.10% and 1.16% of outstanding loans as of December 31, 2006 and December 31, 2005 respectively. That small reduction was the direct result of net charge-offs of $1.85 million exceeding the $1.76 million provision for loan losses.  The higher level of charge-offs in 2006 resulted from management reaching final conclusions on loans that had been included in the allowance for loan losses in previous periods. Of the $2.3 million charged off in 2006, $1.3 million were provided for in the loan loss allowance at December 31, 2005.  As the loans continued to show no signs of improving, they were deemed uncollectible and the balances not previously reserved for were immediately charged off.

Total classified assets decreased to $36.5 million at December 31, 2006, compared to $52.1 million at December 31, 2005.  Not only did the total decrease, the composition of classified assets shifted favorably.  At December 31, 2006, a total of $10.4 million of loans are classified as substandard for which some level of reserve ranging between 20% and 50% of the outstanding balance is required. A total of $25.7 million in additional credits were classified as substandard at December 31, 2006 for which no reserve is required because of factors such as the level of collateral or the strength of guarantors. First Defiance also has classified $379,000 as doubtful at December 31, 2006. By contrast, at December 31, 2005, a total of $19.3 million of loans were classified as substandard for which some level of reserve was required and $31.8 million were classified as substandard which did not require any reserve. $1.0 million was classified as doubtful at December 31, 2005.

First Defiance’s ratio of allowance for loan losses to non-performing loans dropped from 276.1% at the end of 2005 to 180.8% at December 31, 2006. Although the amount of nonperforming loans increased during 2006, management determined that additional reserves were not required because of other factors, such as value of collateral or creditworthiness of guarantors.  At December 31, 2006, First Defiance had total non-performing assets of $9.7 million, compared to $5.4 million at December 31, 2005. Non-performing assets include loans that are 90 days past due and all real estate owned and other foreclosed assets. Non-performing assets at December 31, 2006 and 2005 by category were as follows:

	December 31
	2006	2005
	(In thousands)
Non-performing loans:
Single-family residential	$2,029	$2,648
Non-residential and multi-family residential real estate	5,206	1,917
Commercial	-	287
Consumer finance	48	100
Total non-performing loans	7,283	4,952
Real estate owned and repossessed assets	2,392	404
Total non-performing assets	$9,675	$5,356

The increase in non-performing loans between December 31, 2005 and December 31, 2006 relates primarily to one non-performing non-residential real estate loan with a balance of $2.7 million. The $1.8 million increase in real estate owned and repossessed assets between those two periods was due primarily to and one specific credit which became real estate owned following the granting of deeds in lieu of foreclosure in 2006. These relationships were both paying as agreed as of December 31, 2005, though the $2.7 million non-performing relationship was on the Company’s watch list as of that date.

Non-performing loans in the single-family residential, non-residential and multi-family residential real estate and commercial loan categories represent .81%, .90% and 0% of the total loans in those categories respectively at December 31, 2006 compared to 0.94%, 0.35% and 0.17% respectively for the same categories at December 31, 2005.  While the level of non-performing loans has increased, year over year, management believes that the current allowance for loan losses is appropriate and that the provision for loan losses recorded in 2006 is consistent with both charge-off experience and the strength of the overall credits in the portfolio.

First Defiance also utilizes a general reserve percentage for loans not otherwise classified which ranges from 0.062% for mortgage loans to 1.50% for consumer loans. General reserves for commercial and commercial real estate loans, the largest category in First Defiance’s portfolio, are established at 1.10% of the outstanding balance. The reserve percentage utilized for these loans is based on both historical losses in the Company’s portfolio, national statistics on loss percentages and empirical evidence regarding the strength of the economy in First Defiance’s general market area.

Exhibit 2

Disclosure regarding overdraft privilege product as included in the Form 10-Q for the Fiscal Quarter Ended June 30, 2007.

Service Fees. Service fees and other charges increased by $350,000 or 14.8% in the 2007 second quarter compared to the same period in 2006. The increase was primarily related to checking account charges, the result of the implementation of an overdraft privilege product in March of 2006.

First Defiance’s overdraft privilege program generally provides for the automatic payment of  modest overdraft limits on all accounts deemed to be in good standing when the account is accessed using paper-based check processing, a teller withdrawal, a point-of-sale terminal, an ACH transaction, or an ATM. To be in good standing, an account must be brought to a positive balance within a 30-day period. Overdraft limits are established for all customers without discrimination using a risk assessment approach for each account classification. The approach includes a systematic review and evaluation of the normal deposit flows made to each account classification to establish reasonable and prudent negative balance limits that would be routinely repaid by normal, expected and reoccurring deposits. The risk assessment by portfolio approach assumes a minimal degree of undetermined credit risk associated with unidentified individual accounts. An allowance for losses is recognized for any accounts that are overdrawn for 30 or more days. Accounts overdrawn for more than 60 days are automatically charged off. Fees are charged as a one-time fee per occurrence and the fee charged for an item that is paid is equal to the fee charged for a non-sufficient fund item that is returned.

Overdrawn balances, net of allowance for losses, are reflected as loans on First Defiance’s balance sheet. The fees charged for this service are established based both on the return of processing costs plus a profit, and on the level of fees charged by competitors in the Company’s market area for similar services. These fees are considered to be compensation for providing a service to the customer and therefore are deemed to be non-interest income rather than interest income. Fee income recorded for the quarter ended June 30, 2007 related to the overdraft privilege product, net of adjustments to the allowance for uncollectible overdrafts, were $1.86 million compared to $1.49 million for the same period in 2006. Accounts charged off are included in non-interest expense. The period over period increase is due to increased usage of the program by customers, a reduction in the amount of fees being waived and the recording of the initial allowance for losses in the 2006 second quarter. That allowance has remained relatively constant since it was initially recorded and stood at $120,000 at June 30, 2007 compared to $156,000 at June 30, 2006.